UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

_________________

ENDI Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29260K109

(CUSIP Number)

_________________

David Sherman

Managing Member

Cohanzick Management, LLC

427 Bedford Road

Pleasantville, NY 10570

Telephone: (914) 741-9600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________

Copy to:

Linda Giunta Michaelson, Esq.

Lindsay H. Ferguson, Esq.

Sheppard, Mullin, Richter & Hampton LLP

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067-6017

Telephone: (310) 228-3700

_________________

August 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260K109

1	NAMES OF REPORTING PERSONS Cohanzick Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,250,000 (1)(2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 6,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.19% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 2,400,000 shares of the Issuer’s Class A Common Stock; (ii) 1,800,000 shares of the Issuer’s Class B Common Stock; (iii) 1,800,000 shares of the Issuer’s Class A Common Stock issuable upon exercise of a Class W-1 Warrant; and (iv) 250,000 shares of the Issuer’s Class A Common Stock issuable upon exercise of a Class W-2 Warrant. The units of Cohanzick Management, LLC (“Cohanzick”) are owned as follows: David Sherman owns 75.9764 units (71%); The David K. Sherman 1997 Family Trust owns 17.1524 units (16%); and the balance of the units are owned by certain employees of Cohanzick and other parties.

(2) Outstanding shares of the Issuer’s Class B Common Stock shall be redeemed by the Issuer on a one-for-one basis for each share of the Issuer’s Class A Common Stock issued upon the exercise of any Class W-1 Warrant. Each Class W-1 Warrant shall be automatically exercised on a “cashless” basis if not fully exercised prior to the expiration date, or August 11, 2027. Any shares of the Issuer’s Class B Common Stock outstanding as of the fifth anniversary of the closing of the Business Combination (as defined herein) shall be redeemed by the Issuer pursuant to the terms of the Stockholder Agreement (as defined herein). As such, the Reporting Person may not simultaneously vote both the Issuer’s Class B Common Stock and the shares of Class A Common Stock underlying the Class W-1 Warrant at any given time.

(3) Based on a total of 7,252,383 shares of the Issuer’s Common Stock outstanding as of August 18, 2022 which includes (i) 5,452,383 shares of the Issuer’s Class A Common Stock outstanding and (ii) 1,800,000 shares of the Issuer’s Class B Common Stock outstanding. Subject to certain exceptions, each share of Class A Common Stock and each share of Class B Common Stock entitles the holder thereof to one vote per share on all matters to be voted on by the holders of the Issuer’s Class A and Class B Common Stock. The Class B Common Stock only has voting rights and no economic rights. Accordingly, holders of the Issuer’s Class B Common Stock are not entitled to receive any dividends or other distributions in cash, property, or shares of stock and will not be entitled to receive any assets of the Issuer in the event of any liquidation, dissolution or winding up of the Issuer’s affairs.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share, of ENDI Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2400 Old Brick Road, Suite 115, Glen Allen, VA 23060.

Item 2. Identity and Background.

(a) This statement is being filed by Cohanzick Management, LLC (the “Reporting Person”).

(b) The Reporting Person’s business address is 427 Bedford Road, Pleasantville, NY 10570.

(c) The Reporting Person is registered as a Registered Investment Adviser under the Investment Advisers Act of 1940, as amended, and its investment strategies primarily focus on high yield, investment grade, and opportunistic corporate credit, as well as event-driven and value equities.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On August 11, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of December 29, 2021 (as amended, the “Merger Agreement”), by and among the Issuer, Enterprise Diversified, Inc., a Nevada corporation (“ENTERPRISE DIVERSIFIED”), Zelda Merger Sub 1, Inc., a Delaware corporation, Zelda Merger Sub 2, LLC, a Delaware limited liability company, CrossingBridge Advisors, LLC, a Delaware limited liability company (“CBA”), and the Reporting Person, both CBA and ENTERPRISE DIVERSIFIED became wholly-owned subsidiaries of the Issuer through a series of mergers (the “Mergers”).

Upon consummation of the transactions contemplated by the Merger Agreement (the “Closing”), the 2,647,383 outstanding shares of ENTERPRISE DIVERSIFIED were converted into the right to receive an identical number of shares of the Issuer’s Class A Common Stock (the “Share Exchange”, collectively with the Mergers, the “Business Combination”).

In connection with the Business Combination, the Reporting Person received (i) 2,400,000 shares of the Issuer’s Class A Common Stock, (ii) 1,800,000 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), (iii) a Class W-1 Warrant to purchase 1,800,000 shares of the Issuer’s Class A Common Stock and (iv) a Class W-2 Warrant to purchase 250,000 shares of the Issuer’s Class A Common Stock. Outstanding shares of the Issuer’s Class B Common Stock shall be redeemed by the Issuer on a one-for-one basis for each share of the Issuer’s Class A Common Stock issued upon the exercise of any Class W-1 Warrant. Each Class W-1 Warrant shall be automatically exercised on a “cashless” basis if not fully exercised prior to the expiration date, or August 11, 2027. Any shares of the Issuer’s Class B Common Stock outstanding as of the fifth anniversary of the Closing shall be redeemed by Issuer pursuant to the terms of the Stockholder Agreement.

The foregoing description of the Merger Agreement is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the form of the Merger Agreement, including the amendment thereto, copies of which are attached hereto as Exhibits 1, 2 and 3 and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information furnished in Item 3 herein above is incorporated into this Item 4 by reference.

Subject to the Issuer’s insider trading policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for the personal circumstances of the Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate, in the future, plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Person of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of its investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns (i) 2,400,000 shares of the Issuer’s Class A Common Stock; (ii) 1,800,000 shares of the Issuer’s Class B Common Stock; and (iii) warrants to purchase up to 2,050,000 shares of the Issuer’s Class A Common Stock. Subject to certain exceptions, each share of Class A Common Stock and each share of Class B Common Stock entitles the holder thereof to one vote per share on all matters to be voted on by the holders of the Issuer’s Class A and Class B Common Stock. The Class B Common Stock only has voting rights and no economic rights. Accordingly, holders of the Issuer’s Class B Common Stock are not entitled to receive any dividends or other distributions in cash, property, or shares of stock and will not be entitled to receive any assets of the Issuer in the event of any liquidation, dissolution or winding up of the Issuer’s affairs. Outstanding shares of the Issuer’s Class B Common Stock shall be redeemed by the Issuer on a one-for-one basis for each share of the Issuer’s Class A Common Stock issued upon the exercise of any Class W-1 Warrant. Each Class W-1 Warrant shall be automatically exercised on a “cashless” basis if not fully exercised prior to the expiration date, or August 11, 2027. Any shares of the Issuer’s Class B Common Stock outstanding as of the fifth anniversary of the Closing of the Business Combination shall be redeemed by the Issuer pursuant to the terms of the Stockholder Agreement (as defined herein). As such, the Reporting Person may not simultaneously vote both the Issuer’s Class B Common Stock and the shares of Class A Common Stock underlying the Class W-1 Warrant at any given time. As of August 18, 2022, the Reporting Person beneficially owned 67.19% of the Issuer’s Common Stock based on a total of 7,252,383 shares of the Issuer’s Common Stock outstanding which includes (i) 5,452,383 shares of the Issuer’s Class A Common Stock outstanding and (ii) 1,800,000 shares of the Issuer’s Class B Common Stock outstanding.

(b) The Reporting Person may be deemed to hold (i) sole voting and dispositive power over 0 shares of the Issuer’s Common Stock and (ii) shared voting and dispositive power over 6,250,000 shares of the Issuer’s Common Stock which includes 2,400,000 shares of the Issuer’s Class A Common Stock, 1,800,000 shares of the Issuer’s Class B Common Stock and warrants to purchase up to 2,050,000 shares of the Issuer’s Class A Common Stock. The units of the Reporting Person are owned as follows: David Sherman owns 75.9764 units (71%); The David K. Sherman 1997 Family Trust owns 17.1524 units (16%); and the balance of the units are owned by certain employees of the Reporting Person and other parties.

(c) Other than the acquisition of the securities as reported herein, and as described under Item 4, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Except as set forth herein, to the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a). With respect to securities beneficially owned the Reporting Person, David Sherman, as Managing Member of the Reporting Person, has the right, but not the obligation, to distribute the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a) to members of the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein (including the agreements incorporated herein by reference and set forth as exhibits hereto), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Voting Agreement

On August 11, 2022, the Reporting Person entered into a voting agreement (the “Voting Agreement”) with the Issuer and Steven Kiel and Arquitos Capital Offshore Master, Ltd., in their capacity as voting party (the “Voting Party”), pursuant to which the Voting Party shall vote all of its securities of the Issuer entitled to vote in the election of the Issuer’s directors that such Voting Party or its affiliates own (the “Voting Shares”) to elect or maintain in office the directors designated by the Reporting Person (the “Cohanzick Member Designees”). The Voting Agreement will terminate automatically on the earlier of the date that (i) the holders of the Issuer’s Class B Common Stock or the Reporting Person’s right to designate the Cohanzick Member Designees is terminated or expires for any reason, (ii) Steven Kiel is no longer a member of the Issuer’s board of directors and (iii) the Voting Party and its affiliates cease to hold any Voting Shares. The Voting Agreement will also terminate automatically with respect to any Voting Shares no longer held by the Voting Party or its affiliates.

The foregoing description of the Voting Agreement is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Stockholder Agreement

On August 11, 2022, the Reporting Person entered into a stockholder agreement (the “Stockholder Agreement”) with the Issuer. Pursuant to such agreement, from and after the date that the holders of Issuer’s Class B Common Stock are no longer entitled to elect at least one director to the Issuer’s board of directors pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer, the following provisions apply: for so long as David Sherman, the Reporting Person and any of their successors or assigns (collectively, the “Principal Stockholder”) and their Affiliates (as defined in the Stockholder Agreement) beneficially own at least 5% of the outstanding shares of Common Stock, the Principal Stockholder has the right to designate a number of directors of the Issuer’s board (rounded up to the nearest whole number) equal to the percentage of the Common Stock beneficially owned by the Principal Stockholder and its Affiliates at the time of such designation, provided however that for purposes of this designation right, the Principal Stockholder and its Affiliates shall have the right to designate not more than a majority of the members of the Issuer’s board of directors then in office and, provided further, that so long as the Principal Stockholder and its Affiliates beneficially owns at least 5% of the total outstanding shares of Common Stock, it shall have the right to designate at least one director. Pursuant to the Stockholder Agreement, upon the exercise of any Class W-1 Warrant by any Class W-1 Warrant holder, the Issuer shall redeem the number of shares of Class B Common Stock (on a pro rata basis from the holders of Class B Common Stock) that are equal to the number of shares of Class A Common Stock issued to the Class W-1 Warrant holder upon exercise of the Class W-1 Warrant (a “Mandatory Redemption”). Such Mandatory Redemption shall be at the Redemption Price (as defined herein). At the fifth anniversary of the Closing (as defined in the Stockholder Agreement), any shares of Class B Common Stock held by the Principal Stockholder that remain outstanding shall be redeemed by the Issuer at the Redemption Price, which is $0.0001 per share of Class B Common Stock, subject to adjustment (the “Redemption Price”). The Stockholder Agreement will terminate automatically on the date that the Principal Stockholder holds less than 5% of the outstanding shares of the Issuer’s Common Stock.

The foregoing description of the Stockholder Agreement is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the Stockholder Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.

Registration Rights Agreement

On August 11, 2022, the Reporting Person entered into a registration rights agreement (the “RRA”) with the Issuer and certain holders of the Issuer’s securities (the “Holders”) pursuant to which the Issuer shall prepare and file or cause to be prepared and filed with the Securities and Exchange Commission, as soon as practicable following the Closing Date (as defined in the RRA) (but in no event later than 75 days following the Closing Date), a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), for an offering to be made on a continuous basis, pursuant to Rule 415 of the Securities Act or any successor thereto,  registering certain securities as set forth in the RRA.

The foregoing description of the RRA is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the RRA, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1

Agreement and Plan of Merger by and among the Company, Enterprise Diversified, Inc., CrossingBridge Advisors LLC, Cohanzick Management LLC, and Zelda Merger Sub 1, Inc. and Zelda Merger Sub 2, LLC, dated as of December 29, 2021 (Incorporated by reference to Enterprise Diversified, Inc.’s Form 8-K filed with the SEC on December 29, 2021)

2

Amendment No. 1 to the Merger Agreement, dated June 3, 2022, by and among the Company, Enterprise Diversified, Inc., Zelda Merger Sub 1, Inc. and Zelda Merger Sub 2, LLC, CrossingBridge Advisors LLC and Cohanzick Management LLC (Incorporated by reference to Enterprise Diversified, Inc.’s Form 8-K filed with the SEC on June 8, 2022)

3

Amendment No. 2 to the Merger Agreement, dated July 13, 2022, by and among the Company, Enterprise Diversified, Inc., Zelda Merger Sub 1, Inc. and Zelda Merger Sub 2, LLC, CrossingBridge Advisors LLC and Cohanzick Management LLC (Incorporated by reference to Enterprise Diversified, Inc.’s Form 8-K filed with the SEC on July 15, 2022)

4

Voting Agreement dated August 11, 2022 by and among the Company, Cohanzick Management, LLC, Steven Kiel and Arquitos Capital Offshore Master, Ltd. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2022)

5

Stockholder Agreement dated August 11, 2022 by and between the Company and Cohanzick Management, LLC (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2022)

6

Registration Rights Agreement dated August 11, 2022 by and among Cohanzick Management, LLC and certain holders of the Company’s Securities (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2022	Cohanzick Management, LLC

	By:	/s/ David Sherman
Name: David Sherman
Title: Managing Member